FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 30, 2017, Diana Containerships Inc. (the "Company") issued 100 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to Diana Shipping Inc., currently the Company's largest shareholder, in exchange for a reduction of $3.0 million in the principal amount of the Company's outstanding loan with Diana Shipping Inc. The Series C Preferred Stock has no dividend or liquidation rights. The Series C Preferred Stock will vote with the common shares of the Company, and each share of the Series C Preferred Stock shall entitle the holder thereof to up to 250,000 votes, subject to a cap such that the aggregate voting power of any holder of Series C Preferred Stock together with its affiliates does not exceed 49.0%, on all matters submitted to a vote of the stockholders of the Company. The issuance of shares of Series C Preferred Stock to Diana Shipping Inc. was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from independent third parties that the transaction was fair from a financial point of view to the Company.

Attached to this report on Form 6-K as Exhibit 3.1 is a copy of the Statement of Designation of Rights, Preferences and Privileges of the Series C Preferred Stock of the Company.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: June 6, 2017	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 3.1

STATEMENT OF DESIGNATION OF RIGHTS, PREFERENCES
 AND PRIVILEGES OF SERIES C PREFERRED STOCK OF
DIANA CONTAINERSHIPS INC. (the "Company")

Section 1.          Designation and Amount.  The shares of such series shall be designated as "Series C Preferred Stock".  The Series C Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall initially be one hundred (100) which number the Board may increase from time to time.

Section 2.          No Proportional Adjustment.  In the event the Company shall at any time after the issuance of any share or shares of Series C Preferred Stock (i) declare any dividend on the common stock of the Company par value $0.01 per share (the "Common Stock"), payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, there shall be no adjustment to the number of outstanding shares of Series C Preferred Stock.

Section 3.          Dividends and Distributions.  The shares of Series C Preferred Stock shall not have dividend or distribution rights.

Section 4.          Voting Rights.  The holders of shares of Series C Preferred Stock shall have the following voting rights:

(a)        Each share of Series C Preferred Stock shall entitle the holder thereof to two hundred fifty thousand (250,000) votes on all matters submitted to a vote of the stockholders of the Company, provided however, that notwithstanding any other provision of this Statement of Designation, no holder of Series C Preferred Stock may exercise voting rights pursuant to any share of Series C Preferred Stock that would result in the total number of votes a holder is entitled to vote (including any voting power of such holder derived from Series C Preferred Stock, shares of Common Stock or any other voting security of the Company that may be issued in the future) on any matter submitted to a vote of stockholders of the Company to exceed 49.0% of the total number of votes eligible to be cast on such matter.  For purposes of this Section 4(a), a holder of Series C Preferred Stock shall include each "beneficial owner" of such Series C Preferred Stock, as determined in accordance with Section 13d-3 of the Securities Exchange Act of 1934, as amended, together with any person or entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such beneficial owner.

(b)        Except as otherwise provided herein or by law, the holders of shares of Series C Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(c)        Except as required by law, holders of Series C Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 5.          Reacquired Shares.  Any shares of Series C Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof.  All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board of Directors of the Company, subject to the conditions and restrictions on issuance set forth herein and in the Articles of Incorporation of the Company, as then amended.

Section 6.          Liquidation, Dissolution or Winding Up.  The Series C Preferred Shares shall have no liquidation rights upon any liquidation, dissolution or winding up of the Company.

Section 7.          Consolidation, Merger, etc.  In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series C Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

Section 8.          No Redemption.  The shares of Series C Preferred Stock shall not be redeemable.

Section 9.          Amendment.  The Articles of Incorporation of the Company shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series C Preferred Stock, voting separately as a class.

Section 10.         Fractional Shares.  Series C Preferred Stock may not be issued in fractional shares.

Section 11.         Notices.  Any notice to be delivered hereunder shall be delivered (via overnight courier, facsimile or email) to each holder at its last address as it shall appear upon the books and records of the Company at least ten (10) calendar days  prior to the applicable record or effective date thereinafter specified.

Section 12.         Severability.  If any provision of this Statement of Designation is invalid, illegal or unenforceable, the balance of this Statement of Designation shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

          IN WITNESS WHEREOF, this Statement of Designations is executed on behalf of the Company by its Secretary on this 30th  day of May, 2017.

By:	/s/ Ioannis Zafirakis
Name:	Ioannis Zafirakis
Title:	Secretary